UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GROVE COLLABORATIVE HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.0001 Per Share
Options to Purchase Class B Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
39957D102 (Class A Common Stock)
N/A (Class B Common Stock)
(CUSIP Number of Class of Securities)

Nathan J. Francis
Assistant Secretary
GROVE COLLABORATIVE HOLDINGS, INC.
1301 Sansome Street
San Francisco, California 94111
(800) 231-8527
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
Copies to:
Martin A. Wellington
Sidley Austin LLP
1001 Page Mill Road Building 1
Palo Alto, CA 94304
Telephone: (650) 565-7100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2022 (the “Schedule TO”), by Grove Collaborative Holdings, Inc., a Delaware public benefit corporation (the “Company”), in connection with its offer to exchange eligible stock options for new restricted stock units pursuant to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated September 26, 2022 (the “Exchange Offer”).
This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:
The Exchange Offer expired at 6:00 p.m., Pacific Time, on Friday, October 21, 2022. Pursuant to the Exchange Offer, 119 Eligible Holders elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 2,897,408 shares of the Company’s Class A common stock and 10,080,076 shares of the Company’s Class B common stock, representing approximately 65% and 99% of the total shares of Class A common stock and Class B common stock, respectively, underlying the Eligible Options. Following the expiration of the Exchange Offer, on October 27, 2022, the Company granted New RSUs with respect to 9,582,252 shares of Class A common stock, pursuant to the terms of the Exchange Offer and the Company’s 2022 Equity and Incentive Plan. The vesting terms of the New RSUs are described in detail in the Exchange Offer.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units, dated September 26, 2022
(a)(1)(B)	Form of Announcement Email to Eligible Holders
(a)(1)(C)	Election Form
(a)(1)(D)	Notice of Withdrawal of Election Form
(a)(1)(E)	Form of Email Confirming Receipt of Election Form
(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form
(a)(1)(G)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer
(a)(1)(H)	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options
(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange
(a)(1)(J)	Form of Expiration Notice Email
(a)(1)(K)
Form of Stock Option Grant Notice and Option Agreement under the Grove Collaborative, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 of the Company’s Form 8-K (File No. 001-40263), filed with the Commission on June 23, 2022).

(a)(1)(L)	Form of Vested Option New Restricted Stock Unit Award Notice under Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan
(a)(1)(M)	Form of Unvested Option New Restricted Stock Unit Award Notice under Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan
(b)	Not applicable
(d)(1)	Grove Collaborative, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed with the Commission on June 23, 2022).
(d)(2)
Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan (incorporated by reference to Annex I to the Company’s Registration Statement on Form S-4/A (File No. 333-262200), filed with the Commission on May 13, 2022).

(g)	Not applicable
(h)	Not applicable

(b) Filing Fee.

Filing Fee Exhibit.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

GROVE COLLABORATIVE HOLDINGS, INC.

By:	/s/ Stuart Landesberg
Stuart Landesberg
Chief Executive Officer
Dated: October 27, 2022